

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2012

Anthony E. Malkin
Chairman, Chief Executive Officer and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

Re: Empire State Realty Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 8, 2012
File No. 333-179486
Amendment No. 1 to Registration Statement on Form S-11
Filed May 8, 2012
File No. 333-179485

Dear Mr. Malkin:

  We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.   The comments and page references below refer to the Form S-4 as filed on May 8, 2012. To the extent the comments are also applicable to disclosure in the Form S-11, please revise the Form S-11 accordingly. We may have further comments on the Form S-11.

2.   We note your response to comment 2 of our letter dated March 14, 2012. Each presentation, discussion, report, opinion or appraisal of or with an outside party, whether oral or written, is a separate report that requires a reasonably detailed description meeting

the requirements of Item 911 of Regulation S-K. This requirement applies to both preliminary and final reports. Please revise your proxy statement to summarize any and all presentations, discussions, reports, opinions or appraisals made by any such outside party, including the Project Legacy Fairness Analysis, the preliminary draft thereof, and the appraisals relating to the private entities, and file any written materials as exhibits to the registration statement pursuant to Item 911. Please also include, as requested in prior comment 94, the statement required by Item 911(a)(3) of Regulation S-K.

3.   We note your response to comment 4 of our letter dated March 14, 2012. Please note that we are reviewing your response in regards to the third-party portfolio proposal complying with Section 14(a) of the Exchange Act, including any potential implications of the proposal under Rule 13e-3, and may have further comments.

4.   We note your response to comment 7 of our letter dated March 14, 2012 and the disclosure you have included in the notice section of the disclosure document. Please prominently disclose, where you discuss the calculation of the exchange value, that the participants' ownership interests in the company will be calculated with reference to the company's enterprise value subsequent to the consolidation but prior to the IPO.

5.   We note your response to comment 8 of our letter dated March 14, 2012. Please clearly state who is making the solicitation, including all participants under Instruction 3 to Item 4 of Schedule 14A, the methods to be employed in soliciting consents, and the anticipated cost thereof. See Item 18(a)(4) of Form S-4 and Item 4 of Schedule 14A.

6.   We note your response to comment 10 of our letter dated March 14, 2012. Your analysis does not address the differing consideration being received by affiliates who may be deemed to be engaged in a Rule 13e-3 transaction. Refer to Question 9 of SEC Release No. 34-17719 (April 13, 1981) for guidance. Please provide this analysis, making sure to consider affiliations with the Helmsley estate, or file a Schedule 13E-3 with respect to each subject LLC.

7.   We note the response to comment 12 of our letter dated March 14, 2012. Please advise how the agents determined that the subject LLCs could be converted from partnerships to limited liability companies without the consent of the participants. We note in particular Section 4 of the participating agreements. Similarly, please address how the agents were able to adopt the first amendment to the LLC agreement.

8.   Please disclose whether or not the supervisor has discretion to not consummate either transaction (i.e., the consolidation or the third-party portfolio transaction) even after super-majority approval has been obtained for either or both transactions and dissenting participants may have been bought out.

9.   Please disclose whether there are any restrictions under state law with respect to counting votes of the Malkin family toward the super-majority, since they are interested parties.

10.   Please revise the Q & A and/or the summary to include a discussion of the combined effect on the net value of a participant's investment of the immediate dilution caused by the override interests and the individual tax implications.

11.   We note your disclosure throughout the prospectus that participants in the subject LLCs may elect to receive cash in lieu of a portion of the Class A common stock. We also note that the price per share will equal the IPO price and be reduced by the underwriting discount per share paid in the IPO. Where appropriate, please disclose the range of the underwriting discount.

12.   Please include updated financial statements in your next amendment.

Cover Page

13.   We note your response to comment 55 of our letter dated March 14, 2012, as well as your added cover page disclosure. Please revise to include that an investor's interest may, in some cases, be subject to the buyout provision if the investor votes "no." Also provide a cross reference to the more detailed disclosure on this point. In addition, please prominently disclose to the effect that an investor will not lose his or her interest merely by voting "no."

Questions and Answers about the Consolidation, page 1

14.   Please revise to include a Q & A following the first Q & A (about what participants are being asked to approve) that provides simple, summary disclosure of the benefits to be received by the Malkins versus other investors with respect to securities, cash, taxes, and any other consideration.

15.   Please revise to include a Q & A to discuss the process by which participants may change their vote. Please include disclosure about how and when notice will be given to each participant if and when the requisite supermajority consent has been obtained. Please also provide clear instructions as to how a participant may change his or her vote and disclose whether the participant will receive confirmation that a vote has been successfully changed. Please include an example that clearly illustrates the timeline for this entire process.

Why is the company entering into the IPO? page 2

16.   We note your response to comment 25 of our letter dated March 14, 2012, as well as your related revised disclosure beginning on page 2. To the extent practicable, please quantify the net proceeds to be used for the disclosed purposes, particularly with respect to part (v).

What are the conditions for the consolidation to close? page 4

17.   We note your disclosure that to consummate the consolidation, there must be the participation of Empire State Building Associates L.L.C. and Empire State Building Company L.L.C., the private entity which owns an interest in the Empire State Building. Please explain in greater detail their "participation." Also it is unclear of the interest owned in the Empire State Building by ESBC. Please revise.

What will I be entitled to receive if I vote "FOR" the consolidation and either proposal is approved by my subject LLC? page 4

18.   Please revise to disclose the percentage of the total exchange value and the percentage of total shares allocated to each of the subject LLCs. Also include a cross reference to the Allocation of Consideration in the Consolidation section and related table on page 63.

What will I be entitled to receive if I don't vote "FOR" the third-party portfolio proposal…, page 7

19.   Please revise the disclosure to better illustrate the potential outcomes, based on a participant's individual vote, versus the overall vote. For example, please clearly illustrate when the buyout provision is triggered if a person votes "yes" to one proposal (e.g., the consolidation) but "no" to the other (e.g., the third party portfolio proposal). Also, please begin this added disclosure with a statement to the effect that the buyout provisions are triggered only if a supermajority consent is received with respect to either or both transactions (whichever is accurate). Lastly, please disclose that 250 West 57th St. Associates is not subject to a buyout provisions.

20.   Please revise the added disclosure in the carryover paragraph at the top of page 8 to clarify that a participant may be subject to a buyout only if the proposal(s) are approved by a supermajority consent. Disclose that, to the extent the required supermajority consent is not received by a subject LLC, participants cannot and will not be subject to a buyout.

Can I change my vote on the consolidation proposal…? page 10

21.   We note your response to comment 21 of our letter dated March 14, 2012. Please include in this section the number of participation interests outstanding for each subject LLC and each participating group. Also, as requested, please provide a chart for each subject LLC showing complete information required by Item 403 of Regulation S-K, which would include information concerning security ownership of beneficial owners of more than five percent of the subject securities, as well as all holdings of management.

Are there any tax consequences as a result of the consolidation? page 10

22.   Please include a brief discussion of any applicable New York state and New York City taxes.

When do you expect the consolidation to be completed? page 11

23.   We note your disclosure that consents must be received by a certain date in 2012 and that the consolidation is required to be completed by December 31, 2014. We also note that during this period, there could be a significant change in the amount of value between the exchange value at the time of the vote and the enterprise value at time of the IPO. Please discuss in an appropriate section of the prospectus, the effect that a significant change in value would have, if any, on the company pursuing the consolidation and the IPO if it has previously received the requisite consents.

Description of the Company and the Subject LLCs, page 14

24.   We have reviewed your response to comment 31 of our letter dated March 14, 2012 and your revised disclosure, which indicates a range of total costs of all program-related projects of approximately $537 million to $587 million. We also note your disclosure in Note 6 to the Consolidated Financial Statements of Empire State Building Company L.L.C. on page F-87, which indicates that the total costs of all projects to maintain and enhance the Empire State Building will be approximately $550 million to $590 million. Please revise your disclosure to reconcile this discrepancy.

25.   Please disclose who owns the fee interest in the Empire State Building, as well as the underlying land.

The Properties, page 20

26.   We note your revised disclosure in response to comment 113 of our letter dated March 14, 2012, as well as your related added disclosure on page 430. Please revise this section to disclose any properties owned by the predecessor companies that are not being contributed or advise us why such disclosure is not necessary. In addition, please explain in this section and on page 430 the reasons for their exclusion.

Background of and Reasons for the Consolidation, page 22

27.   In the second paragraph, please quantify in percentage terms based on the original investment and disclose the recipient of the "small specified threshold." Also clarify whether this is the same as the "basic rent" referred to later in the paragraph. Please also revise accordingly the similar disclosure under Expected Distributions and Payments on page 246.

28. Please revise the second paragraph to disclose that the participants have the right to approve a sale. In light of this, please also revise the "absolute control" language in the last sentence of this paragraph.

29. We note the sentence in the third paragraph that "a subject LLC, as lessor, cannot decide whether to sell the entire property as any property sale not agreed to by the operating lessee necessarily will be subject to the operating lease." Please revise to clarify whether the operating lessee has a contractual right to approve the sale of the property owned by the subject LLCs.

30. We note that under the sublease agreement between Empire State Building Associates and Empire State Building Company, it appears that any transfer of ESBC's interest would require the consent of ESBA. If correct, please revise the disclosure to include this right. Also revise accordingly the disclosure on pages 192-195.

31. In the carryover paragraph at the top of page 23, please revise to clarify which services are provided by the supervisor, as opposed to overseeing other entities that actually provide such services. Also, disclose the fee the supervisor receives in exchange for these services.

32. In the penultimate paragraph on page 23, please revise to disclose the significant actions that require consent of the participants as required by the participating agreements.

33. We note your response to comment 33 of our letter dated March 14, 2012. Please revise to disclose the impact on the other exchange values if the option properties are included.

34. We note your disclosure in footnote (1) of the chart on page 24 regarding the participation interests in which Malkin Holdings group controls the vote but does not have an economic interest. In the footnote, please explain these interests in greater detail and advise us of the percentage this represents. Please make this same change to the disclosure on page 128.

Risk Factors, page 31

35. We note your revised disclosure in response to comment 36 of our letter dated March 14, 2012. In the first bullet point on page 33, please revise to disclose the "certain executives" who will become officers of the REIT.

The Consolidation or a Third-Party Portfolio Transaction, page 31

36.   On page 33 you state that the supervisor has served the same role in the past for sales of other properties as its current role. Please clarify the transactions to which you are referring. If you are referring to other elements of the current consolidation, please revise your statement to reflect that. Similar language appears on the top of page 131 and in subparagraph (b) on page 194.

Conflicts of Interest and Benefits to the Supervisor and its Affiliates, page 37

37.   We note your response to comment 40 of our letter dated March 14, 2012. Please further clarify in your disclosure how the supervisor determined that the transaction was substantively fair, taking into account the potential impact on the company's financial position of the tax protection agreement, the option agreements and the indemnification of principals of the supervisor for fraud, misappropriation of funds, intentional breach, etc. See Instruction 3(iii) to Item 910.

The Consolidation, page 40

38.   We note your added charts beginning on page 48, in response to comments 42 and 105 of our letter dated March 14, 2012. We note your disclosure in footnote (2) on pages 49 and 51 related to the amount of overrides paid to persons other than Malkin Holdings group. Please further clarify who receives the additional override interests and explain why they were granted. Please make similar changes to your chart that begins on page 215.

39.   We note your response to comment 44 of our letter dated March 14, 2012, and we reissue our comment. We note that you were able to offer the OPUs and Class B shares to certain investors pursuant to Regulation D. However, please explain why these investors received different securities than participants would in this offering.

What You Will Receive if Your Subject LLC is Included in the Consolidation, page 53

40.   We note your added disclosure on page 55. Please discuss the impact on the company if it does not receive the reduced New York City and New York State transfer rate due to the Helmsley estate status as a charitable organization. Please also include a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why such opinion is not required to be filed.

Comparison of Distributions, page 60

41.   We note your response to comment 52 of our letter dated March 14, 2012. The disclosure purports to compare the distributions budgeted to be paid by the public LLCs to the public LLC holders in 2012 (ranging from 1.5% to 6.4%) to the distributions to be

paid by the REIT to REIT investors after the IPO (ranging from 2.0% to 4.0%). However, we are concerned that this comparison may be confusing for an LLC investor voting on the transaction as the post-IPO yields disclosed are not the yields that will be paid to the LLC investor based on their original investment, but are yields that will be earned by a post-IPO investor assuming their purchase price is the same as the market price at the time of the future distribution. If you wish to provide a comparison of distributions to LLC investors in the Form S-4, please revise to reflect the yield an LLC investor should expect to receive post-IPO based on their original investment. Please disclose the basis for any such distribution estimate. With respect to both the Form S-4 and Form S-11, if you wish to disclose that you intend to pay a 2-4% estimated dividend, please provide quantitative support for your belief that the REIT will have cash available for distribution for the year following the IPO sufficient to fund the distribution.

42.   Your heading indicates that you will provide a comparison of current distributions to participants in the LLCs, versus projected distributions to shareholders of the new company. We note that the dividend yields in the charts on pages 60 and 147 represent budgeted distributions to participants in the subject LLCs. We also note your disclosure in the prospectus supplements regarding historical dividends. Please revise this section to disclose the historical distributions to participants in the LLCs or provide a cross-reference to the relevant disclosure in the supplements.

43.   Please explain in greater detail how you arrived at the budgeted distribution amounts in the chart on page 60 and what these amounts represent.

Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal, page 68

44.   We note your added disclosure in response to comment 55 of our letter dated March 14, 2012. Please disclose your authority for buying out a participant who does not vote in favor of either the consolidation or third-party portfolio transaction proposal if either or neither transaction is consummated.

No Right to Independent Appraisal, page 70

45.   Please clarify your disclosure as to why participants who do not consent to the transaction will not have appraisal rights under the New York Limited Liability Company Law. Section 1002(e) of that act appears to provide for a right of appraisal in circumstances such as the consolidation, and the agents appear to be holding their membership interests in the subject LLCs as fiduciaries on behalf of the participants. Disclose any relevant case law that supports the position you are taking. If state law is unclear on this issue, please so state. See Item 18(a)(3) of Form S-4 and Item 3 of Schedule 14A.

Recommendation and Fairness Determination, page 149

46.   We note your added disclosure on page 149 where you state that, "[i]n considering
        fairness, the supervisor also took into account the proposed terms of the compensation
        payable to persons in the Malkin Holdings group by the company after the closing of the
        consolidation." We also note your response to comment 22, in which you indicate that
        the compensation has not yet been finalized. Please disclose generally the proposed
        terms of compensation that the supervisor took into account when making its fairness
        determination.

Reports, Opinions, and Appraisals, page 189

47.   Please revise to discuss how the overrides were valued and why. Please also include
        related discussion in the summary. Please also explain how the valuation method and/or
        amount was determined to be fair. In addition, please disclose whether the fairness
        opinion covers the valuation of the override interests.

Operating Leases, page 191

48.   We note your response to comment 96 of our letter dated March 14, 2012. Please further
        revise your disclosure at the top of page 192 to disclose the allocated exchange value that
        was attributed to Empire State Building Associates using discounted cash flow analysis.
        We note the reasons that the supervisor recommended a different method of valuation,
        but please disclose the "significantly higher" valuation amount that would have resulted
        under the other analysis. Lastly, please disclose why the discounted cash flow analysis
        would have resulted in a significantly higher allocation to ESBA and not the other public
        entities.

Supervisor's Reasons for Representation as to a 50/50 Allocation, page 192

49.   We note your response to comment 97 of our letter dated March 14, 2012 and reissue in
        part our prior comment. We note your disclosure in the fourth bulleted paragraph on
        page 192 that investors in Empire State Building Associates first receive a priority
        distribution before any income is shared 50/50 between investors in ESBA and investors
        in Empire State Building Company. In addition, we note your disclosure in the last bullet
        point on page 195 regarding the original offering documents or operating lease stating to
        the effect that the operating lease is not a joint venture along with the disclosure in
        section 2.05, of the sublease between ESBA and ESBC that provides: "The receipt by
        Sublessor of overage rent shall not be deemed to create any partnership or joint venture
        between Sublessor and Sublessee." In light of these disclosures, please clarify here and
        elsewhere that it is the supervisor's opinion that that the initial intent was to achieve the
        economic attributes of a 50/50 joint venture.

50.   In the fourth bulleted paragraph, please quantify the annual priority distributions to the passive investors.

51.   We note your added disclosure on page 192 relating to how the two-tier structure was intended to synthesize a joint venture. We also note that, in 2001 when ESBA purchased the fee interest, ESBC declined to participate. Thus, it is not clear to us how this is consistent with your disclosure about the original intent to achieve economic attributes of a 50/50 joint venture. Please revise or advise.

52.   Please revise the added disclosure in the bulleted paragraph at the top of page 193 regarding the residual interest to state that ESBA is entitled to 100% of the value of the reversionary interest upon termination of the lease. We also note your disclosure about the residual interest not having any material additional value. However, the disclosure made in the proxy statement, dated September 14, 2001, when the supervisor solicited the consent of investors in the Empire State Building Associates to purchase the fee title position seems inconsistent with this disclosure. The proxy enumerated advantages to ESBA if it were to purchase fee title, one of which was that it would "substantially increase the value of [the participants'] investment." The proxy also stated that the "ownership of the fee title [would] convert Associates' wasting leasehold into a permanent asset." Please revise this disclosure accordingly or advise.

53.   Please revise the third bullet point on page 193 to clarify that there is no legal impediment to the subject LLCs separately selling their interest in the property without the consent of the operating lessees, if true. Similar language appears in the third paragraph on page 22 and the last full paragraph on page 126.

54.   We note your response to comment 104 regarding the $60,500,000 debt obligation attributed only to ESBA. Please include a brief discussion of this under this subsection.

55.   We note your added disclosure on page 194 regarding the supervisor's reasons for belief that the sharing ratio in the preliminary draft valuation was inappropriate. Please provide appropriate balancing disclosure by making revisions to the following sections:

- (a) Qualify that this statement represents the supervisor's belief.
- (b) Clarify the transactions to which you are referring.
- (c) Explain in greater detail why the supervisor believes the draft allocation overvalued the residual value.

Fairness Opinion, page 199

56.   We note the statement in the second paragraph on page 199 to the effect that the fairness opinion with respect to the individual participation interests is a legal conclusion, rather than an economic conclusion. Please advise us as to the import of this paragraph. If the fairness opinion is a legal conclusion, please describe the qualifications of the

independent valuer to make this determination. Furthermore, it does not appear appropriate to characterize this as a fairness opinion of a financial advisor if it is not speaking to fairness from a financial point of view.

57.   Please clearly disclose who determined the amount of consideration payable to the participants. See Item 911(a)(2)(v).

58.   Please include the disclosure required by Item 911(b)(1)(ii)(C).

59.   Please discuss whether the independent valuer took into account the effects of the IPO upon the consolidation in connection with its fairness opinion. These effects would include the use of proceeds from the IPO and any dilution to the participants' holdings of common stock in the company. Also revise accordingly the supervisor's recommendation and fairness determination beginning on page 149.

Summary of Materials Considered and Analysis Performed, page 200

60.   We note your response to comment 102 of our letter dated March 14, 2012. Please revise your document to disclose all projections that are materially related to the transaction, whether with respect to the final or preliminary valuations.

Exchange Value and Allocation, page 203

61.   We note that you have deleted the following phrase from this section: "The independent valuer believes that basing such allocations on the value of net assets contributed is fair from a financial point of view." Please tell us why you have deleted this phrase. If the allocation is not based on the value of net assets contributed, please disclose this explicitly.

Substantial Benefits to the Supervisor and its Affiliates, page 226

62.   We note your response to comment 18 of our letter dated March 14, 2012, as well as your disclosure beginning on page 226 relating to the conflicts of executives of the supervisor in respect of their employment and benefits arrangements with the Company. We also note your belief that no further disclosure is necessary with respect to Item 905(b)(5). Please confirm, if accurate, that no steps will be taken to resolve any material conflicts that may arise between the interests of the sponsor or general partner and the interests of investors in the successor as a result of the compensation and distribution arrangements described in this section. Refer to Item 905(b)(5).

Comparison of Ownership of Participation Interests and Shares of Common Stock, page 234

63.   Please tell us how you determined that the charter, bylaw or similar provisions that will become applicable as a result of the consolidation do not need to be set out as separate

proposals in your consent solicitation statement and form of consent. Refer to the Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (published September 2004). Please also expand this section to provide more detail with respect to the actual terms of the securities, as set forth in the charter, bylaws and applicable state law. Your current comparison focuses on the nature of the investment and the distributions with respect thereto.

Revocability of Consent, page 255

64.   We note your response to comment 109 of our letter dated March 14, 2012. Please disclose how and when the consents will become effective to take the corporate action under applicable state law.

65.   Please disclose your authority for declaring the consents irrevocable within the time frame described in the document. We note disclosure that the supervisor can hold consents until all necessary consents have been obtained. In your response, refer to Section 407(b) of the New York Limited Liability Company Law and the fiduciary duties of the agents to the holders of participation interests.

Results of Operations, page 277

Year ended December 31, 2011 Compared to Year Ended December 31, 2010, page 277

Other Income and Fees, page 279

66.   You state that the decrease was partially offset by $5,178 of income received as a voluntary reimbursement of legal expenses previously incurred by the company of which $5,021 was from the Helmsley estate. Please tell us what consideration you gave to accounting for the reimbursement from the Helmsley estate as a capital contribution. Tell us how you considered the Helmsley estate's relationship with the predecessor, including its voting and economic interests in the combined entities. Also, clarify the accounting guidance that you considered and relied upon.

Cash Flows, page 290

Comparison of year Ended December 31, 2011 to Year Ended December 31, 2010, page 290

67.   Please revise your discussion of changes in cash flows from operating activities to address the changes with impacted cash flows from operating activities. It appears the decrease is primarily due to working capital changes, and a reduction in net income, exclusive of accrued overage rent.

Unaudited Pro Forma Financial Information, page F-4

68.   On page 278, you state that the 2011 projects include revenue of (i) $16,196 from new construction of residential apartments and a residential parking garage at a development site adjacent to the company's entitled land in Stamford, Connecticut that will not be contributed to the company in the consolidation and (ii) $22,463 from the construction of two middle schools in Connecticut. Please clarify if you made any adjustments to the pro forma financial statements for the projects that will not be contributed and clarify if there are any other projects or results included in the pro forma statements that will not be contributed.

69.   Please tell us how you have complied with all of the pro forma requirements in Item 914 (c) of Regulation S-K.

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet (in thousands except per share amounts):, page F-14

Adjustment (C), page F-14

70.   We have reviewed your response to comment 124 of our letter dated March 14, 2012, and we reissue the original comment. Please further clarify and expand your disclosure in footnote (9) to explain how you determined the fair value of the Predecessor's existing ownership interest. Also, cite the accounting guidance you relied upon.

71.   We note your response to comment 122 of our letter dated March 14, 2012. Please clarify if you have now appropriately included the above-or-below market intangibles related to the broadcast license in the pro forma financial statements.

72.   Please clarify how you consider fixed rate renewal periods, if any, when determining the appropriate amortization period for below-market lease intangibles.

73.   In your response to comment 125 of our letter dated March 14, 2012, you describe how you determined the applicable market rent for determination of the amount of settlement gain on the termination of the operating lease with ESBC. It is still unclear to us how you determined the appropriate market rate to use in your calculation. You state in footnote (11) on page F-16 that you used a current market rate for similar arrangements; in light of the unique terms of the lease with ESBC, please clarify how you determined that the market information for office properties in Manhattan that you utilized is comparable. Discuss the general terms of the leasing arrangements that you used and compare to the ESBC lease. For example, you discuss throughout the filing the significant control granted to the operating lessee through the ESBC lease as well as the extended term of the lease.

74.   Furthermore, you state in response to comment 125 of our letter dated March 14, 2012, that you made additional adjustments to the estimated market rent to account for the positive impact that the observatory operations have on the value of the lease position. Please expand on what is meant by "high customer driven rental operations," and tell us how you determined that using market rate information of operations like casinos is appropriate for your arrangement. It appears there may be significant differences in these industries, for example, due to economic or regulatory factors, among others.

75.   We note your response to comment 123 of our letter dated March 14, 2012. You state that you do not believe that either of the sublease contracts granted an intangible asset or any other right to ESBC or 501 Seventh, other than the typical right that a tenant has to use a leased asset under an operating lease. We note that this statement is inconsistent with your discussion of these operating leases throughout your filing. For example, you highlight the absolute control granted to the operating lessees which impacts the lessors' ability to operate, improve, finance, and sell the property. Thus, we continue to question whether this transaction represents a reacquisition of a previously granted right as detailed in ASC 805-20-25-14. Please provide us with a revised analysis.

Empire State Realty Trust, Inc. Notes to Consolidated Balance Sheet, page F-26

Note 3. Commitments and Contingencies, page F-27

Litigation, page F-28

76.   Please expand your disclosure to comply with the requirements of ASC 450-20-50 including disclosure of an estimate of the reasonably possible range of loss or a statement that such an estimate cannot be made.

Empire State Realty Trust Predecessor Combined Statements of Cash Flows, page F-39

77.   We have reviewed your response to comment 126 of letter dated March 14, 2012 and your revised disclosures. Please provide us with a more detailed discussion of these costs, formerly referred to as portfolio planning costs, and tell us how you determined that none of these costs are acquisition-related costs, rather than offering costs. We note that these costs include accounting, legal, and professional fees; explain in more detail the type of services received in exchange for these fees.

Form of Consent

78.   We note your response to comment 131 of our letter dated March, 14, 2012 and reissue the comment. Please explain how you determined that investors could be subject to lock-up provisions which they have not seen and you have not disclosed.

Exhibits

79.   We note your response to comment 134 of our letter dated March 14, 2012 and we
        reissue in part our prior comment. We note that throughout the registration statement,
        you reference the original transaction documents involving the subject LLCs and the
        operating lessees. Considering the significance of these documents on participants'
        understanding of their rights and fairness of the proposed transaction, please file these
        agreements as part of the registration statement. These agreements would appear to
        include the original lease agreement and participating agreement.

80.   We note your disclosure throughout the registration statement regarding the agreement
        between the Helmsley estate and the supervisor. Please file the agreement as an exhibit
        or tell us why you believe it is not material to investors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statements as
confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they
relate to the proposed public offering of the securities specified in the above registration
statements. Please allow adequate time for us to review any amendments prior to the requested
effective date of the registration statements.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3503 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief